UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING




(Check One):
                        [ _ ] Form 10-K
                        [ _ ] Form 20-F
                        [ _ ] Form 11-K
                        [ _ ] Form 10-Q
                                 [ _ ] Form 10-D
                                 [ X ] Form N-SAR
                                 [__ ] Form N-CSR



 For Period Ended: __June 30, 2010


[ _ ]
                        Transition Report on Form 10-K


[ _ ]
                        Transition Report on Form 20-F


[ _ ]
                        Transition Report on Form 11-K


[ _ ]
                        Transition Report on Form 10-Q


[ __ ]
                        Transition Report on Form N-SAR



For the Transition Period Ended: ________________
Read Instruction (on back page) Before Preparing Form. Please print or type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

                            The Bryce Capital Funds
                            Full Name of Registrant
                              95 Allens Creek Road
                               Bldg 1, Suite 201
           Address of Principal Executive Office (Street and Number)
                              Rochester, NY 14618
                           City, State and Zip Code

                                    PART II
                            RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
[X]
             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
             (b) The subject Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[  ]
             (c) The accountant's statement or other exhibit required by Rule
12b-
             25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE
State below in reasonable detail why Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

The Registrant's Form N-SAR for the year ended June 30[th] 2010 could not be filed within the prescribed time period without unreasonable effort or expense due to a delay in obtaining necessary information required to be reviewed and confirmed prior to its inclusion in the Registrant's Form N-SAR. We anticipate the Form N-SAR will be filed no later than 15 calendar days from its original due date.


                                    PART IV
                               OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:
           Dennis E. Lohouse                         (585) 586-8100
                (Name)          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X __ No ____
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _ ___ No __X__
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            The Bryce Capital Funds

                 (Name of Registrant as Specified in Charter)
The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
   Date: August 27, 2010
   By:  /s/ Dennis E. Lohouse
           Dennis E. Lohouse, Chairman and CFO